UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. __)*
IBOTTA, INC.
(Name of Issuer)

Class A Common stock, $0.00001 par value per share
(Title of Class of Securities)

451051106
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451051106 Page 2 of 6
1. Names of Reporting Person. Bryan Leach
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,206,327(1)(2)
6. Shared Voting Power 0(3)
7. Sole Dispositive Power 3,206,327(1)(2)
8. Shared Dispositive Power 0(3)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,327 (1)(2)(3)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11. Percent of Class Represented by Amount in Row (9) 10.4%(4)
12. Type of Reporting Person (See Instructions)
IN

CUSIP No. 451051106 Page 3 of 6
(1)    Includes 2,318,424 shares of Class B common stock and 887,903 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of September 30, 2024.
(2)    Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3)    Excludes the following shares of Class B common stock over which the Reporting Person has no shared voting or dispositive power: (i) 364,500 shares registered in the name of Elysian 2021 Legacy Trust u/a/d May 11, 2021, (ii) 364,500 shares registered in the name of Orion 2021 Legacy Trust u/a/d May 11, 2021, (iii) 45,000 shares registered in the name of Elysian 2024 GST Trust u/a/d March 20, 2024, and (iv) 45,000 shares registered in the name of Orion 2024 GST Trust u/a/d March 20, 2024.
(4)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to twenty votes. Percentage ownership based on 27,512,883 shares of Class A common stock of the Issuer outstanding as of September 30, 2024, and assumes that the 887,903 shares of Class A common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i) and that the 2,318,424 shares of Class B common stock beneficially owned are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 451051106 Page 4 of 6
Item 1.
(a)    Name of Issuer:
    Ibotta, Inc.
(b)Address of Issuer’s Principal Executive Offices:
1801 California Street, Suite 400
Denver, CO 80202
Item 2.
(a)Name of Person Filing:

Each of the following is a reporting person (“Reporting Person”):

Bryan Leach
(b)Address of Principal Business Office or, if none, Residence:

The address for the principal business office of the Reporting Person is:

c/o Ibotta, Inc.
1801 California Street, Suite 400
Denver, CO 80202
(c)     Citizenship:
Reference is made to the response to item 4 on page 2 of this Schedule 13G (this “Schedule”), which response is incorporated herein by reference.
(d)     Title of Class of Securities:
Class A Common stock, par value $0.00001 per share
(e)     CUSIP Number:
451051106
Item 3.
Not applicable.
Item 4.     Ownership
Reference is hereby made to the responses to items 5-9 and 11 of page 2 of this Schedule, which responses are incorporated herein by reference.
Item 5.     Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

CUSIP No. 451051106 Page 5 of 6
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.
Item 9.     Notice of Dissolution of Group
Not applicable.
Item 10.     Certifications
Not applicable.

CUSIP No. 451051106 Page 6 of 6

                SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 14, 2024

/s/ Bryan Leach .
Signature